

March 13, 2013

Via E-mail
Stephan Wallach
Chief Executive Officer
AL International, Inc.
2400 Boswell Road,
Chula Vista, CA 91914

> **Re:** **AL International, Inc.**
> **Registration Statement on Form 10**
> **Filed February 12, 2013**
> **File No. 000-54900**

Dear Mr. Wallach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur these obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2. Effective February 15, 2013, the age of the financial statements did not satisfy the requirements of Rule 8-08 of Regulation S-X. When you file your next amendment, the financial statements included in your registration statement must be updated to comply with this rule.

Table of Contents

Cautionary Note regarding Forward-looking Statements

3. Please note that to be eligible to rely upon the safe harbor for forward looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, an issuer must be subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act at the time such statements are made. As you are not yet subject to such reporting requirements, please revise your disclosure to remove any references to Section 21E of the Securities Exchange Act and the Private Securities Litigation Reform Act of 1995. In this regard, we also note your reference to the statute on page 26.

Item 1. Business, page 1

Distribution, page 4

4. We note your disclosure indicating that distributors are independent contractors required to pay a one-time enrollment fee of up to $10, and that they earn a profit by purchasing products directly from you at a discount. However, on page 7 you also indicate that "distributors represent the company and are awarded a commission based upon the volume of product sold." Please revise your disclosure throughout the filing to ensure consistency in the descriptions of payments or awards to distributors.

5. We note your disclosure on page 5 indicating that your primary means of obtaining new distributors is through independent sales leaders and recommendations from current distributors. You also disclose that distributors earn bonuses based on the net sales made by the distributors they have hired. Please disclose if distributors are compensated for the recruitment of additional distributors, irrespective of product sales.

Suppliers, page 6

6. We note your disclosure in your coffee segment section, indicating that "[t]he Company does not believe it is substantially dependent upon nor exposed to any significant concentration risk related to purchases from any single vendor, given the availability of alternative sources. . . ." However, we note that your risk factor section on page 18 indicates that your supply of coffee beans comes from a limited number of suppliers. Please revise your disclosure to ensure consistency throughout the filing.

Intellectual Property, page 6

7. We note your disclosure indicating that "[t]rademark registration once obtained is essentially perpetual, subject to the payment of a renewal fee." Trademark registration

and renewal is subject to other requirements besides renewal fees and a trademark owner may lose trademark rights despite valid registration and renewal. Please revise this sentence accordingly or tell us why you believe it is accurate.

Item 1A. Risk Factors, page 12

8. Provide a risk factor explaining that as a result of your election to use the extended transition period for compliance with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, your financial statements may not be comparable to companies that comply with public company effective dates. Please add similar disclosure to your critical accounting policies disclosure on page 26.

The beneficial ownership of a significant percentage . . . . , page 18

9. Please revise this risk factor to clarify that because your officers and directors beneficially own 76% of your stock they have the power to determine who is elected to the board and to control your business affairs.

Item 2. Financial Information, page 25

Management's Discussion and Analysis, page 26

10. Please revise your filing to discuss the impact of inflation and changing prices on your net sales and revenues and on income from continuing operations. We refer you to Item 303(a)(3)(iv) of Regulation S-K.

Item 6. Executive Compensation, page 37

11. Please revise your disclosure to provide an explanation regarding the $150,000 in other compensation paid in 2011 to Mr. Andreoli.

12. Please tell us how you calculated the dollar values shown in the "Option Awards" column of the summary compensation table on page 37. In this regard, we note the information in the grants of plan-based awards table on page 39 and that it appears that the two tables do not reconcile. For example, the first table reflects that in 2012 Mr. Wallach received an option to acquire shares of common stock worth $274,500, based on the grant date fair value, but the second table shows that he received an option covering 2,500,000 shares, with an exercise price of $0.22 per share.

Consolidated Financial Statements, page F-1

Independent Auditors' Report, page F-2

13. Please have your auditor revise the second paragraph of the audit report to reflect that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board and file the revised report in an amendment. See SEC Release 34-49707 issued May 14, 2004 and PCAOB Auditing Standard No. 1.

Notes to the Financial Statements, page F-7

Note 4. Supplemental Financial Information, page F-21

14. We note that you have identified certain trademarks recorded on your balance sheet as having indefinite lives. Please tell us the nature of these trademarks and the factors you considered in determining that they have indefinite lives. In this regard, please provide us support demonstrating there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the trademarks. See ASC 350-30-35-1 through -5.

Note 12. Segment and Geographical Information, F-33

15. We note your disclosure that certain measures and factors are considered in determining the number of reportable segments. Further, we note that FDI, a nationwide direct marketer of financial and health and wellness-related products and services is included in the direct sales segment. In this regard, please tell us more about the aggregation criteria applied to your direct sales segment. Specifically, please address how the operating segments included in direct sales reportable segment have similar economic characteristics.

Exhibits

16. We note exhibit 10.4 does not include the dates or seller signature related to the agreement. Please file the complete agreement.

17. We note exhibit 10.9 includes schedules and exhibits that have not been filed. Please file the complete agreement.

18. We note exhibit 10.13 does not include the signature of the licensor. Please file the complete agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director